UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

CELLECTAR BIOSCIENCES, INC.
(Name of Issuer)
COMMON STOCK, $0.00001 PAR VALUE
(Title of Class of Securities)
15117F500
(CUSIP Number)
December 31, 2023
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)
(Page 1 of 13 Pages)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP NO. 15117F500		Page 2 of 13
1	NAMES OF REPORTING PERSONS Lincoln Park Capital Fund, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Illinois
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,307,049(1)/847,647(2)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,307,049(1)/847,647(2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,307,049(1)/847,647(2)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.676%(1)/2.709%(2)
12	TYPE OF REPORTING PERSON OO

(1) Represents the beneficial ownership of Common Stock as of December 31, 2023.

(2) Represents the beneficial ownership of Common Stock as of February 9, 2024.

SCHEDULE 13G

CUSIP NO. 15117F500		Page 3 of 13
1	NAMES OF REPORTING PERSONS Lincoln Park Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Illinois
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,307,049(1)/847,647(2)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,307,049(1)/847,647(2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,307,049(1)/847,647(2)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.676%(1)/2.709%(2)
12	TYPE OF REPORTING PERSON OO

(1) Represents the beneficial ownership of Common Stock as of December 31, 2023.

(2) Represents the beneficial ownership of Common Stock as of February 9, 2024.

SCHEDULE 13G

CUSIP NO. 15117F500		Page 4 of 13
1	NAMES OF REPORTING PERSONS Rockledge Capital Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,307,049(1)/847,647(2)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,307,049(1)/847,647(2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,307,049(1)/847,647(2)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.676%(1)/2.709%(2)
12	TYPE OF REPORTING PERSON CO

(1) Represents the beneficial ownership of Common Stock as of December 31, 2023.

(2) Represents the beneficial ownership of Common Stock as of February 9, 2024.

SCHEDULE 13G

CUSIP NO. 15117F500		Page 5 of 13
1	NAMES OF REPORTING PERSONS Joshua B. Scheinfeld
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,307,049(1)/847,647(2)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,307,049(1)/847,647(2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,307,049(1)/847,647(2)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.676%(1)/2.709%(2)
12	TYPE OF REPORTING PERSON IN

(1) Represents the beneficial ownership of Common Stock as of December 31, 2023.

(2) Represents the beneficial ownership of Common Stock as of February 9, 2024.

SCHEDULE 13G

CUSIP NO. 15117F500		Page 6 of 13
1	NAMES OF REPORTING PERSONS Alex Noah Investors, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Illinois
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,307,049(1)/847,647(2)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,307,049(1)/847,647(2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,307,049(1)/847,647(2)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.676%(1)/2.709%(2)
12	TYPE OF REPORTING PERSON CO

(1) Represents the beneficial ownership of Common Stock as of December 31, 2023.

(2) Represents the beneficial ownership of Common Stock as of February 9, 2024.

SCHEDULE 13G

CUSIP NO. 15117F500		Page 7 of 13
1	NAMES OF REPORTING PERSONS Jonathan I. Cope
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,307,049(1)/847,647(2)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,307,049(1)/847,647(2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,307,049(1)/847,647(2)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.676%(1)/2.709%(2)
12	TYPE OF REPORTING PERSON IN

(1) Represents the beneficial ownership of Common Stock as of December 31, 2023.

(2) Represents the beneficial ownership of Common Stock as of February 9, 2024.

SCHEDULE 13G

CUSIP NO. 15117F500	Page 8 of 13

Item 1.
(a)	Name of Issuer:
Cellectar Biosciences, Inc., a Delaware corporation (the “Issuer”)
(b)	Address of Issuer’s Principal Executive Offices:
100 Campus Drive
Florham Park, New Jersey 07932
Item 2.
(a)	Name of Person Filing:
Lincoln Park Capital Fund, LLC (“LPC Fund”)
Lincoln Park Capital, LLC (“LPC”)
Rockledge Capital Corporation (“RCC”)
Joshua B. Scheinfeld (“Mr. Scheinfeld”)
Alex Noah Investors, Inc. (“Alex Noah”)
Jonathan I. Cope (“Mr. Cope” and, collectively with LPC Fund, LPC, RCC, Mr. Scheinfeld and Alex Noah, the “Reporting Persons”)
(b)	Address of Principal Business Office, or if None, Residence:
The address of the principal business office of each of the Reporting Persons is:
440 North Wells, Suite 410
Chicago, Illinois 60654
(c)	Citizenship:
LPC Fund is an Illinois limited liability company
LPC is an Illinois limited liability company
RCC is a Texas corporation
Mr. Scheinfeld is a United States citizen

SCHEDULE 13G

CUSIP NO. 15117F500	Page 9 of 13

Alex Noah is an Illinois corporation
Mr. Cope is a United States citizen
(d)	Title of Class of Securities:
Common Stock, $0.00001 par value (“Common Stock”)
(e)	CUSIP Number:
15117F500
Item 3.

If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240. 13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).
If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution ______________________

SCHEDULE 13G

CUSIP NO. 15117F500	Page 10 of 13

Item 4.	Ownership.

Reporting person	Amount beneficially owned:	Percent of class:	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote[3]:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Lincoln Park Capital Fund, LLC	1,307,049(1)/847,647(2)	9.676%(3)/2.709% (4)	0	1,307,049(1)/847,647(2)	0	1,307,049(1)/847,647(2)
Lincoln Park Capital, LLC	1,307,049(1)/847,647(2)	9.676%(3)/2.709% (4)	0	1,307,049(1)/847,647(2)	0	1,307,049(1)/847,647(2)
Rockledge Capital Corporation	1,307,049(1)/847,647(2)	9.676%(3)/2.709% (4)	0	1,307,049(1)/847,647(2)	0	1,307,049(1)/847,647(2)
Joshua B. Scheinfeld	1,307,049(1)/847,647(2)	9.676%(3)/2.709% (4)	0	1,307,049(1)/847,647(2)	0	1,307,049(1)/847,647(2)
Alex Noah Investors, Inc.	1,307,049(1)/847,647(2)	9.676%(3)/2.709% (4)	0	1,307,049(1)/847,647(2)	0	1,307,049(1)/847,647(2)
Jonathan I. Cope	1,307,049(1)/847,647(2)	9.676%(3)/2.709% (4)	0	1,307,049(1)/847,647(2)	0	1,307,049(1)/847,647(2)

1	As of December 31, 2023, LPC Fund beneficially owned, directly: (i) 86,905 shares of Common Stock purchased by LPC Fund directly from the Issuer; (ii) 282,575 shares of Common Stock underlying a warrant purchased by LPC Fund from the Issuer (the “Preferred Series E-3 Warrant); (iii) 146,520 shares of Common Stock underlying a warrant purchased by LPC Fund from the Issuer (the “Preferred Series E-4 Warrant”); (iv) 10,407 shares of Common Stock underlying a currently exercisable warrant purchased by LPC Fund from the Issuer (the “Series D Warrant”); (v) 19,820 shares of Common Stock underlying a currently exercisable warrant purchased by LPC Fund from the Issuer (the “Series F Warrant”); (vi) 20,180 shares of Common Stock underlying a currently exercisable warrant purchased by LPC Fund from the Issuer (the “Series G Warrant”); (vii) 54,348 shares of Common Stock underlying a currently exercisable warrant purchased by LPC Fund from the Issuer (the “Series H Warrant”); and (viii) 686,294 shares of Common Stock underlying a currently exercisable warrant purchased by LPC Fund from the Issuer (the “2022 Warrant”). In the case of each of the warrants described in clauses (ii) through (viii) above (collectively, the “Warrants”), the warrant amounts are in addition to the 86,905 outstanding shares of Common Stock referred to in clause (i) above.

2	Pursuant to §240.13d-1, which states that “any person, in determining the amount of outstanding securities of a class of equity securities, may rely upon information set forth in the issuer’s most recent quarterly or annual report, and any current report subsequent thereto, filed with the Commission pursuant to this Act, unless he knows or has reason to believe that information contained therein is inaccurate,” the Reporting Persons are including updated information in connection with the Issuer’s current report on Form 8-K, filed February 2, 2024. As of February 9, 2024, LPC Fund beneficially owned, directly: (i) 10,078 shares of Common Stock purchased by LPC Fund directly from the Issuer; (ii) 146,520 shares of Common Stock underlying the Preferred Series E-4 Warrant; (iii) 10,407 shares of Common Stock underlying the Series D Warrant; (iv) 19,820 shares of Common Stock underlying the Series F Warrant; (v) 20,180 shares of Common Stock underlying the Series G Warrant; (vi) 54,348 shares of Common Stock underlying the Series H Warrant; and (vii) 586,294 shares of Common Stock underlying the 2022 Warrant.

The Preferred Series E-3 Warrant will be exercisable upon the earlier date of (i) September 8, 2026 and (ii) ten (10) trading days following the date of the Issuer’s public announcement of the Positive Topline Data from its CLOVER-WaM Phase 2 study, as described in the Issuer’s Form S-3, filed October 5, 2023 (the “October 2023 Prospectus”). The Preferred Series E-4 Warrant will be exercisable upon the earlier date of (i) September 8, 2026 and (ii) ten (10) trading days following the date of the Issuer’s public announcement  of its receipt of written approval from the FDA of its New Drug Application for iopofosine I 131 as described in the October 2023 Prospectus. The Series D Warrant is currently exercisable at a price of $178.00 per share (subject to adjustment as provided in the Series D Warrant), subject to a 9.99% beneficial ownership cap that prohibits the issuance of shares of Common Stock upon exercise of the Series D Warrant to the extent such issuance would cause the holder’s beneficial ownership of Common Stock (as calculated pursuant to Section 13(d) of the Act and Rule 13d-3 promulgated thereunder) to exceed 9.99% of the outstanding Common Stock, and expires on October 14, 2024. The Series F Warrant is currently exercisable at a price of $24.00 per share (subject to adjustment as provided in the Series F Warrant), subject to a 9.99% beneficial ownership cap that prohibits the issuance of shares of Common Stock upon exercise of the Series F Warrant to the extent such issuance would cause the holder’s beneficial ownership of Common Stock (as calculated pursuant to Section 13(d) of the Act and Rule 13d-3 promulgated thereunder) to exceed 9.99% of the outstanding Common Stock, and expires on May 20, 2024. The Series G Warrant is currently exercisable at a price of $24.00 per share (subject to adjustment as provided in the Series G Warrant), subject to a 9.99% beneficial ownership cap that prohibits the issuance of shares of Common Stock upon exercise of the Series G Warrant to the extent such issuance would cause the holder’s beneficial ownership of Common Stock (as calculated pursuant to Section 13(d) of the Act and Rule 13d-3 promulgated thereunder) to exceed 9.99% of the outstanding Common Stock, and expires on May 20, 2024. The Series H Warrant is currently exercisable at a price of $12.075 per share (subject to adjustment as provided in the Series H Warrant), subject to a 9.99% beneficial ownership cap that prohibits the issuance of shares of Common Stock upon exercise of the Series H Warrant to the extent such issuance would cause the holder’s beneficial ownership of Common Stock (as calculated pursuant to Section 13(d) of the Act and Rule 13d-3 promulgated thereunder) to exceed 9.99% of the outstanding Common Stock, and expires on June 5, 2025. The 2022 Warrant is currently exercisable at a price of $1.96 per share (subject to adjustment as provided in the 2022 Warrant), subject to a 9.99% beneficial ownership cap that prohibits the issuance of shares of Common Stock upon exercise of the 2022 Warrant to the extent such issuance would cause the holder’s beneficial ownership of Common Stock (as calculated pursuant to Section 13(d) of the Act and Rule 13d-3 promulgated thereunder) to exceed 9.99% of the outstanding Common Stock, and expires October 25, 2027.

3.	As of December 31, 2023, LPC Fund owned 9.676% of the outstanding shares of Common Stock. Based on the information provided by the Issuer in its Quarterly Report on Form 10-Q, filed with the Securities Exchange Commission on November 13, 2023, there was a total of 12,288,325 shares of Common Stock outstanding as of November 10, 2023, which includes the 86,905 shares of Common Stock previously issued to LPC Fund. Pursuant to Rule 13d-3(d)(1)(i) under the Act, the denominator used in the calculation for the percentage of class owned by the Reporting Persons, assumes the issuance 10,407 shares of Common Stock underlying the Series D Warrant, 19,820 shares of Common Stock underlying the Series F Warrant, 20,180 shares of Common Stock underlying the Series G Warrant, 54,348 shares of Common Stock underlying the Series H Warrant, 586,294 shares of Common Stock underlying the 2022 Warrant, 282,575 shares of Common Stock under the Preferred Series E-3 Warrant, and 146,520 shares of Common Stock underlying the Preferred Series E-4 Warrant. In each case representing the approximate maximum number of shares (in addition to the 86,905 outstanding shares of Common Stock referred to in the prior sentence) that may be acquired by LPC Fund upon exercise of such warrant without exceeding the 9.99% beneficial ownership limitation contained in such warrant. The Reporting Persons may be deemed to beneficially own an aggregate of 1,307,049 shares of Common Stock (as calculated pursuant to Section 13(d) of the Act, and Rule 13d-3 promulgated thereunder), representing 9.676% of the outstanding shares of Common Stock (based on such information regarding the outstanding shares of Common Stock supplied by the Issuer to LPC Fund).

4	As of February 9, 2024, LPC Fund owned 2.709% of the outstanding shares of Common Stock. Based on the information provided by the Issuer in its Current Report on Form 8-K, filed with the Securities Exchange Commission on February 2, 2024, there was a total of 30,452,042 shares of Common Stock outstanding as of January 31, 2024, which includes the 10,078 shares of Common Stock previously issued to LPC Fund. Pursuant to Rule 13d-3(d)(1)(i) under the Act, the denominator used in the calculation for the percentage of class owned by the Reporting Persons, assumes the issuance 10,407 shares of Common Stock underlying the Series D Warrant, 19,820 shares of Common Stock underlying the Series F Warrant, 20,180 shares of Common Stock underlying the Series G Warrant, 54,348 shares of Common Stock underlying the Series H Warrant, 586,294 shares of Common Stock underlying the 2022 Warrant, and 146,520 shares of Common Stock underlying the Preferred Series E-4 Warrant. In each case representing the approximate maximum number of shares (in addition to the 10,078 outstanding shares of Common Stock referred to in the prior sentence) that may be acquired by LPC Fund upon exercise of such warrant without exceeding the 9.99% beneficial ownership limitation contained in such warrant. The Reporting Persons may be deemed to beneficially own an aggregate of 847,647 shares of Common Stock (as calculated pursuant to Section 13(d) of the Act, and Rule 13d-3 promulgated thereunder), representing 2.709% of the outstanding shares of Common Stock (based on such information regarding the outstanding shares of Common Stock supplied by the Issuer to LPC Fund). The updated disclosure as of February 9, 2024 is included solely to reflect the beneficial ownership by the Reporting Persons of less than 5% of the outstanding shares of Common Stock and cessation of further reporting thereby on Schedule 13G.

SCHEDULE 13G

CUSIP NO. 15117F500	Page 11 of 13

As of December 31, 2023, LPC Fund beneficially owned, directly, the following securities of the Issuer: (i) 86,905 shares of Common Stock, (ii) 282,575 shares of Common Stock not currently exercisable under the Preferred Series E-3 Warrant, (iii) 146,520 shares of Common Stock not currently exercisable under the Preferred Series E-4 Warrant, (iv) 10,407 shares of Common Stock currently exercisable under the Series D Warrant, (v) 19,820 shares of Common Stock currently exercisable under the Series F Warrant, (vi) 20,180 shares of Common Stock currently exercisable under the Series G Warrant, (vii) 54,348 shares of Common Stock currently exercisable under the Series H Warrant, and (viii) 686,294 shares of Common Stock currently exercisable under the 2022 Warrant. In the case of each of the Warrants, the warrant amounts are in addition to the 86,905 outstanding shares of Common Stock issued to LPC Fund and referred to in clause (i) above and are subject to a 9.99% beneficial ownership cap that prohibits the issuance of shares of Common Stock upon exercise of any Warrants to the extent such issuance would cause the holder’s beneficial ownership of Common Stock (as calculated pursuant to Section 13(d) of the Act and Rule 13d-3 promulgated thereunder) to exceed 9.99% of the outstanding Common Stock.

As of February 9, 2024, LPC Fund beneficially owned, directly the following securities from the Issuer: (i) 10,078 shares of Common Stock purchased by LPC Fund directly from the Issuer; (ii) 146,520 shares of Common Stock underlying the Preferred Series E-4 Warrant; (iii) 10,407 shares of Common Stock underlying the Series D Warrant; (iv) 19,820 shares of Common Stock underlying the Series F Warrant; (v) 20,180 shares of Common Stock underlying the Series G Warrant; (vi) 54,348 shares of Common Stock underlying the Series H Warrant; and (vii) 586,294 shares of Common Stock underlying the 2022 Warrant. In the case of each of the Warrants, the warrant amounts are in addition to the 10,078 outstanding shares of Common Stock issued to LPC Fund and referred to in clause (i) above and are subject to a 9.99% beneficial ownership cap that prohibits the issuance of shares of Common Stock upon exercise of any Warrants to the extent such issuance would cause the holder’s beneficial ownership of Common Stock (as calculated pursuant to Section 13(d) of the Act and Rule 13d-3 promulgated thereunder) to exceed 9.99% of the outstanding Common Stock.

The Series D Warrant, Series F Warrant, Series G Warrant, Series H Warrant and 2022 Warrant each include a customary “cashless” exercise provision, which may be used to acquire underlying shares of Common Stock if at the time of exercise an effective registration statement registering the resale of such shares under the Act is not available to the warrant holders.

LPC is the Managing Member of LPC Fund. RCC and Alex Noah are the Managing Members of LPC. Mr. Scheinfeld is the president and sole shareholder of RCC, as well as a principal of LPC. Mr. Cope is the president and sole shareholder of Alex Noah, as well as a principal of LPC. As a result of the foregoing, Mr. Scheinfeld and Mr. Cope have shared voting and shared investment power over the shares of Common Stock of the Issuer held directly by LPC Fund.

Pursuant to Section 13(d) of the Act and the rules thereunder, each of LPC, RCC, Mr. Scheinfeld, Alex Noah, and Mr. Cope may be deemed to be a beneficial owner of the shares of Common Stock of the Issuer beneficially owned directly by LPC Fund.

The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of any shares of Common Stock owned by another Reporting Person. Pursuant to Rule 13d-4 of the Act, each of LPC, RCC, Mr. Scheinfeld, Alex Noah, and Mr. Cope disclaims beneficial ownership of the shares of Common Stock of the Issuer held directly by LPC Fund.

SCHEDULE 13G

CUSIP NO. 15117F500	Page 12 of 13
Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.
Not applicable.
Item 7.	Identification and Classification of Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
Not applicable.
Item 8.	Identification and Classification of Members of the Group.
Not applicable.
Item 9.	Notice of Dissolution of Group.
Not applicable.
Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SCHEDULE 13G

CUSIP NO. 15117F500	Page 13 of 13

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2024

LINCOLN PARK CAPITAL FUND, LLC			LINCOLN PARK CAPITAL, LLC

BY:	LINCOLN PARK CAPITAL, LLC		BY:	ROCKLEDGE CAPITAL CORPORATION

BY:	ROCKLEDGE CAPITAL CORPORATION

By:	/s/ Joshua B. Scheinfeld		By:	/s/ Joshua B. Scheinfeld
	Name:	Joshua B. Scheinfeld		Name:	Joshua B. Scheinfeld
	Title:	President		Title:	President

LINCOLN PARK CAPITAL FUND, LLC			LINCOLN PARK CAPITAL, LLC

BY:	LINCOLN PARK CAPITAL, LLC		BY:	ALEX NOAH INVESTORS, INC.

BY:	ALEX NOAH INVESTORS, INC.

By:	/s/ Jonathan I. Cope		By:	/s/ Jonathan I. Cope
	Name:	Jonathan I. Cope		Name:	Jonathan I. Cope
	Title:	President		Title:	President

ROCKLEDGE CAPITAL CORPORATION			ALEX NOAH INVESTORS, INC.

By:	/s/ Joshua B. Scheinfeld		By:	/s/ Jonathan I. Cope
	Name:	Joshua B. Scheinfeld		Name:	Jonathan I. Cope
	Title:	President		Title:	President

JOSHUA B. SCHEINFELD			JONATHAN I. COPE

By:	/s/ Joshua B. Scheinfeld		By:	/s/ Jonathan I. Cope
	Name:	Joshua B. Scheinfeld		Name:	Jonathan I. Cope
	Title:	President		Title:	President

LIST OF EXHIBITS

Exhibit No.	Description

1	Joint Filing Agreement